Exhibit (a)(1)(iii)

__________, 2012

Dear Shareholder:

Persimmon Growth Partners Investor Fund (the “Fund”) has received and accepted for purchase your tender of all or a portion of your Shares in the Fund.

Because you have tendered and the Fund has purchased all of your Shares, you have been issued a non-interest bearing, non-transferable note (the “Note”) entitling you to receive a payment in an amount equal to the net asset value of the repurchased Shares, determined as of the Net Asset Value Determination Date. Payment for Shares tendered will be made promptly after the Net Asset Value Determination Date. However, the Fund may be delayed in making payment as a result of circumstances beyond the Fund’s control. The Fund will not pay interest on the repurchase proceeds, regardless of any delay in the Fund’s making payment for Shares.

The payment will be paid to you, as per your instructions on your Letter of Transmittal or as per the settlement instructions of your Financial Intermediary. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

All capitalized terms used, but not defined herein, shall have the meanings ascribed to them in the Offer to Repurchase and Letter of Transmittal.

Should you have any questions, please call your financial advisor or broker, or you may call Persimmon Capital Management, LP at (877) 502-6840.

Sincerely,

Persimmon Growth Partners Investor Fund